Albany Atlanta Brussels Denver Los Angeles	www.mckennalong.com	New York Philadelphia San Diego San Francisco Washington, DC

THOMAS WARDELL (404) 527-4990		EMAIL ADDRESS twardell@mckennalong.com

January 18, 2012

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Mr. Larry M. Spirgel

Re:	ADTRAN, Inc.

Form 10-K for the Year Ended December 31, 2010

Filed February 25, 2011

Form 10-Q for the Quarterly Period Ended September 30, 2011

Filed November 3, 2011

SEC Comment Letter Dated December 21, 2011

File No. 0-24612

Ladies and Gentlemen:

On behalf of our client, ADTRAN, Inc. (“ADTRAN” or the “Company”), we are responding to the letter dated December 21, 2011 (the “Comment Letter”) from Larry M. Spirgel, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).

Set forth below are the responses to the comments of the Commission staff (the “Staff”) provided to us by ADTRAN. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.

Form 10-Q for the Quarterly Period Ended September 30, 2011

5. Investments, page 11

Comment 1.	We note your disclosure that approximately 40% of your variable rate demand notes were supported by letters of credit from banks that you believe to be in good financial condition. The remaining 50% of your variable rate demand notes were supported by standby purchase agreements. In determining the fair value of your municipal debt investments, tell us how you considered the expiration dates of letters of credit and standby purchase agreements that secure these investments and the ability of the municipal debt issuers to roll over their debt and renew such bank guarantees at reasonable premiums.

United States Securities and Exchange Commission

Response:

As part of our overall investment strategy we invest in variable rate demand notes (VRDN’s) as a short-term investment vehicle. All of our VRDN’s have a put option of seven (7) days. We regularly review the expiration date of the letters of credit and standby purchase agreements and ensure that the expiration dates are sufficiently beyond the upcoming put dates for our VRDNs to provide adequate protection against the risk that the VRDNs cannot be rolled over on expiration. Generally, we prefer that the expiration dates are at least 30 days beyond the current put date. At September 30, 2011, the expiration dates for the letters of credit or standby purchase agreements supporting our VRDN investments ranged from January 2012 to December 2016. When determining the fair value of our investments in VRDN’s, we consider the credit worthiness of the original issuer and payment capabilities of the remarketing and tender agents and credit enhancement providers. To ensure the credit worthiness of our municipal debt issuers’ ability to renew the credit enhancements, we review financial information on each party as found in the public domain; in addition, we utilize an independent professional fixed-income investment advisor that has a team of credit analysts reviewing each issuer and each party associated with each VRDN issue. We consider the financial strength of the bank and the VRDN issuer to be the key factors that influence the issuer’s ability to renew the bank guarantee and renew it at a reasonable premium. We believe the process that we undertake to evaluate an individual VRDN provides adequate support for this element of the fair value of the VRDN that is recorded in our financial statements.

Comment 2.	Please disclose information concerning significant concentrations of credit risk, if any, from your corporate and municipal debt holdings or tell us why such disclosure is not required. Refer to sub-paragraphs 20 and 21 of ASC 825-10-50.

Response:

The Company’s investment policy provides limitations for issuer concentration, which limits, at the time of purchase, the concentration in any one issuer to 5% of the market value of the Company’s total investment portfolio. The Company monitors its investments and executes transactions as necessary to maintain an investment grade and diversified portfolio, and views its credit risk for its corporate and municipal bonds as minimal given the strength of the underlying issuers and the diversification from an issuer standpoint. At September 30, 2011, we evaluated the various securities in our investment portfolio and determined we did not have a material concentration of risk of loss; therefore, the Company did not believe related disclosure was necessary to comply with ASC 825-10-50. In response to the Staff’s comments, in future filings the Company will provide the following disclosure: The Company’s investment policy provides limitations for issuer concentration, which limits, at the time of purchase, the concentration in any one issuer to 5% of the market value of the Company’s total investment portfolio.

United States Securities and Exchange Commission

* Confidential Treatment Requested

Results of Operations – Three and Nine Months Ended September 30, 2011 Compared to Three and Nine Months Ended September 30, 2010, page 22

Comment 3.	We note that your sales increased 17.9% to $192.2 million during the three months ended September 30, 2011. Per your Earnings Call Transcript at http://seekingalpha.com/article/299201-adtran-s-ceo-discusses-q3-2011-results-earningscall-transcript, you saw “a modest increase in shipments in Q3 for Broadband Stimulus and . . . expect to see another modest increase in Q4, with meaningful pickup beginning in 2012.” Please tell us what portion of your 2011 third quarter sales increase and 2010 fiscal year sales increase, if any, were attributed to the Broadband Stimulus. In addition, tell us the nature and terms of the Broadband Stimulus.

Response:

ADTRAN has won and continues to compete for business from service providers that have been awarded broadband stimulus funds from the Department of Commerce’s National Telecommunications Information Administration (“NTIA”) and the Department of Agriculture’s Rural Utilities Service (“RUS”) for the build out of broadband infrastructure. It is important to note that this business involves many of our existing customers and products and is in addition to business which is not funded by the Broadband Stimulus program. We included information regarding the broadband stimulus program (“BBS”) in the earnings call in response to many inquiries of analysts seeking market information with respect to BBS deployment within the industry.*

In order to determine the portion of revenues attributable to the BBS program, we must rely on information from our distributors and service provider customers. Based on this information we determined that the sales increase attributable to BBS was $*            in fiscal 2010 and $*            in the third quarter of fiscal 2011 compared to the comparable prior year periods. The Sales increase attributable to BBS was $*            in the third quarter of fiscal 2011 compared to the second quarter of fiscal 2011.

BBS arises under the American Reinvestment and Recovery Act which appropriated $7.2 billion for RUS and NTIA to expand broadband access and adoption in communities across the U.S., which will increase jobs, spur investments in technology and infrastructure, and provide long-term economic benefits.

RUS is making loans and grants for broadband infrastructure projects in rural areas via its Broadband Initiatives Program (“BIP”). NTIA is providing grants to fund comprehensive broadband infrastructure projects, public computer centers and sustainable broadband adoption projects via its Broadband Technology Opportunities Program (“BTOP”).

United States Securities and Exchange Commission

Some portion of the Broadband Stimulus funds will be used for last mile broadband infrastructure equipment. ADTRAN produces broadband equipment targeted for Service Providers for the build out of last mile broadband infrastructure. The broadband stimulus grants and loans award winners were notified by September 30, 2010. All BIP (RUS) grant recipients must be substantially completed with projects supported by this program within two years, and projects must be fully completed within three years, following the date of issuance of the award. All BTOP (NTIA) grant recipients must substantially complete projects supported by this program within two years.

It has been reported that RUS may extend the project completion deadline to some of their award winners due to the complexity of the documentation required to secure funding, and the delays in distribution of award funds. We understand that these extensions will not be granted beyond September 15, 2015.

Item 3. Quantitative and Qualitative Disclosures about Market Risk, page 30

Comment 4.	We note that your holdings of AAA-rated securities significantly declined during 2010 and the quarter ended September 30, 2011, when compared with your holdings as of December 31, 2009. Please expand your disclosure to address the reasons for the major shift in your risk management policy, the resultant changes in your primary risk exposures, and how these exposures are managed or tell us why such disclosures are not required. Please provide us with the proposed disclosures that you will include in future filings to provide the details above.

Response:

Consistent with our historical practice, we review our individual investments and we move among our investment choices to maintain a high quality, well diversified, short duration portfolio to match current market conditions. The movement in the investments noted was in keeping with our investment policy to improve returns while maintaining preservation of principal. The reallocation of our investment portfolio does not constitute a major shift in our risk management policy because these movements fit within our long-standing investment policy.

The Company believes that its disclosures included in its financial statement footnote on investments and management’s discussion and analysis of operations, which includes detailed information on credit quality and maturity of outstanding investments, are adequate. We believe these disclosures, including the additional disclosure noted in response to Comment 2 above, provide adequate information on duration and credit quality of our investments and the Company’s risk management policy.

* * * *

United States Securities and Exchange Commission

The Company has separately filed an acknowledgement, as required pursuant to the Comment Letter, simultaneously with the filing of this response.

Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. Douglas Eingurt at (404) 527-4056.

Very truly yours,

/s/ Thomas Wardell

Thomas Wardell

TW: dse

cc:	Thomas R. Stanton

James E. Matthews

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